Exhibit 5.1

June 3, 2026	Reference: 191296/1

Xenon Pharmaceuticals Inc. 3650 Gilmore Way Burnaby, BC V5G 4W8 Canada

RE: Post-Effective Amendment to Registration Statements on Form S-8 of Xenon Pharmaceuticals Inc. (the “Company”)

We have acted as Canadian counsel to the Company, a corporation continued under the federal laws of Canada, in connection with the Post-Effective Amendment No. 1 to the Registration Statements on Form S-8, Reg. Nos. 333-199860, 333-202765, 333-210050, 333-216543, 333-223497, 333-230103, 333-237036, 333-238895, 333-265377 and 333-279962 (the “Post-Effective Amendment”) to be filed by the Company with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. On June 2, 2026, the shareholders of the Company approved the Company’s 2026 Equity Incentive Plan (the “2026 Plan”). The total number of common shares in the capital of the Company (the “Shares”) that may be issued under the 2026 Plan is 19,061,599, which is equal to the sum of (i) 4,400,000 Shares, (ii) 2,873,223 Shares which had been available for issuance under the Company’s Amended and Restated 2014 Equity Incentive Plan (the “2014 Plan”) and were not issued or subject to outstanding awards under the 2014 Plan, and (iii) up to 11,788,376 Shares subject to outstanding awards under the 2014 Plan that may expire or terminate, or are otherwise surrendered, cancelled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right and would have become available again for issuance under the terms of the 2014 Plan (the Shares described in clauses (ii) and (iii), the “Carryover Shares”).

In connection with giving this opinion, we have examined the Post-Effective Amendment (including exhibits thereto). We have also examined originals, certified or otherwise identified to our satisfaction, of such public and corporate records, certificates, instruments and other documents as we have considered necessary in order to express the opinion set out below. With respect to the accuracy of factual matters material to this opinion, we have relied upon certificates or comparable documents and representations of public officials and of officers and representatives of the Company.

In giving this opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies, certified or otherwise identified to our satisfaction. We have also considered such questions of law as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed.

The opinion expressed herein is limited to matters governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

Based and relying upon and subject to the foregoing, we are of the opinion that the Carryover Shares have been duly authorized and, when issued by the Company in accordance with the terms of the 2026 Plan and the agreements contemplated by the 2026 Plan, will be validly issued, fully paid and non-assessable shares in the capital of the Company.

We hereby consent to the filing of this opinion letter as an exhibit to the Post-Effective Amendment and further consent to the use of our name wherever appearing in the Post-Effective Amendment.

This opinion is effective as at the date hereof and is based upon laws in effect and facts in existence as at the date hereof. We express no opinion as to the effect of future laws or judicial decisions on the subject matter hereof, nor do we undertake any duty to modify this opinion to reflect subsequent facts or developments concerning the Company or developments in the law occurring after the date hereof.

Yours truly,

/s/ Blake, Cassels & Graydon LLP